SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 March 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 13 March 2012
99.2	Holding(s) in Company dated 14 March 2012
99.3	Director/PDMR Shareholding dated 15 March 2012
99.4	IHG launches HUALUXE Hotels and Resorts in China dated 19 March 2012
99.5	Annual Financial Report dated 21 March 2012

Exhibit No: 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	GEORGE TURNER - PDMR, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND COMPANY SECRETARY
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	GEORGE TURNER		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	22,000 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	£14.555041		12 MARCH 2012, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	115,609, INCLUDING ALL NOTIFIABLE INTERESTS		13 MARCH 2012

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 13 MARCH 2012

Exhibit No: 99.2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Southeastern Asset Management Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	12 March 2012
6. Date on which issuer notified:	14 March 2012
7. Threshold(s) that is/are crossed or reached:	Holding decreasing below 13%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares GB00B1WQCS47	38,519,075	38,519,075			37,763,640		12.97%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
					N/A	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
37,763,640	12.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Southeastern Asset Management, Inc., is the investment advisor to the Longleaf Partners Fund, a US mutual fund.  The 37,763,640 voting rights held by Southeastern Asset Management Inc., include those in relation to 18,923,265 voting shares owned directly by Longleaf Partners Fund.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Exhibit No: 99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	ERIC PEARSON - PDMR, CHIEF INFORMATION OFFICER		SPOUSE - KELLY PEARSON
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 AND 4 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

IN RESPECT OF THE OPTION EXERCISE OF 19,450 SHARES AND SUBSEQUENT SALE - ERIC PEARSON

IN RESPECT OF THE SALE OF 15,000 SHARES - CITIGROUP GLOBAL MARKETS FOR THE BENEFICIAL OWNER ERIC E. PEARSON AND KELLY A. PEARSON

			EXERCISE OF 19,450 OPTIONS UNDER THE COMPANY'S EXECUTIVE SHARE OPTION PLAN AND SUBSEQUENT SALE OF 19,450 SHARES SALE OF 15,000 SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	34,450 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	EXERCISED 19,450 OPTIONS AT £6.1983 PER SHARE, THEN SOLD 19,450 SHARES AT £14.953439 PER SHARE. SOLD 15,000 SHARES AT USD23.38 PER SHARE		14 MARCH 2012 IN RESPECT OF THE OPTION EXERCISE AND SUBSEQUENT SALE - UNITED KINGDOM IN RESPECT OF THE SALE OF SHARES - UNITED STATES
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	177,364, INCLUDING ALL NOTIFIABLE INTERESTS (OF WHICH THE INTEREST IN ORDINARY SHARES IS 109,194) PERCENTAGE HOLDING IS NEGLIGIBLE		14 MARCH 2012

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 15 MARCH 2012

Exhibit No: 99.4

IHG launches HUALUXE Hotels and Resorts in China, the first upscale international hotel brand designed for the Chinese consumer

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces the launch of HUALUXE Hotels and Resorts in China.  HUALUXE is the first upscale international hotel brand designed specifically for the Chinese consumer, tapping in to the growth of domestic travellers within China, the increase in outbound international travel by Chinese people, and growing consumer demand for an upscale international hotel brand that demonstrates pride in Chinese customs. HUALUXE translates from Hua, which means majestic China and luxe, representing luxury.

"HUALUXE is a genuine first for the industry - the brand takes the best aspects of renowned Chinese hospitality and applies IHG's international scale, powerful systems and unparalleled insights to deliver a traditional high-end consistent experience" said Richard Solomons, Chief Executive Officer, IHG. "HUALUXE has been developed by our Chinese team in response to in-depth research that shows the Chinese traveller wants the status of a world-class luxury hotel group combined with a feeling of pride in China and respect for Chinese tradition.  We are filling the gap and providing them with an environment to conduct business and socialise in a way that is tailored specifically for them."

"At nearly 30 years, we have been in China longer than any other international hotel group, giving us a deep understanding of the market and its consumers. We will now leverage that experience, and the strong relationships and reputation we have with customers and owners to establish and grow HUALUXE. " said Keith Barr, CEO IHG Greater China. " We are already in contract negotiations on over 20 projects and expect the first hotel to be open in late 2013 or early 2014"

HUALUXE Hotels and Resorts is a key part of IHG's strategy to grow market share in Greater China. HUALUXE will launch initially in Tier 1, 2 and 3 cities and resort locations in China and IHG sees opportunity for this brand to be in over 100 cities in China in the next 15-20 years. HUALUXE Hotels will follow IHG's managed operating model, similar to its other brands currently operating in China. IHG doesn't anticipate investing its own capital to build hotels but HUALUXE will be supported with brand development and marketing funds in the first few years.

To learn more about HUALUXE Hotels, please visit www.ihgplc.com.

For further information, please contact:
Investor Relations
Catherine Dolton / Isabel Green
+44 (0) 1895 512 176

Media Affairs
Sarah Shilling / Joanna James
+44 (0) 1895 512 426
+44 (0) 7736 746 524

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 63 million members worldwide.

IHG franchises, leases, manages or owns over 4,400 hotels and more than 658,000 guest rooms in nearly 100 countries and territories, and has more than 1,100 hotels in its development pipeline.  In Greater China, IHG currently has 167 hotels with more than 55,000 rooms open and 149 hotels with just under 50,000 rooms in the pipeline.

IHG expects to recruit around 90,000 new people worldwide across its estate over the next few years and is committed to gender balance throughout its business. We aspire to continue retaining a minimum of 25% female representation on the Board.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news visit www.ihg.com/media, www.twitter.com/ihgplc or www.youtube.com/ihgplc.

Exhibit No: 99.5

21 March 2012

InterContinental Hotels Group PLC
Annual Financial Report 2011

The following documents have today been posted or otherwise made available to shareholders:

1. Annual Report and Financial Statements 2011
2. Annual Review and Summary Financial Statement 2011
3. Notice of 2012 Annual General Meeting
4. Form of Proxy for the 2012 Annual General Meeting
5. Chairman's Letter - electronic communications

In compliance with Listing Rule 9.6.1 a copy of each of these documents has been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at www.hemscott.com/nsm.do

The above documents, with the exception of the Form of Proxy, are publicly available on the IHG PLC website www.ihgplc.com/investors under financial library or by using the direct link URL www.ihgplc.com/financiallibrary

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 63 million members worldwide.
IHG franchises, leases, manages or owns over 4,400 hotels and more than 658,000 guest rooms in nearly 100 countries and territories, and has more than 1,100 hotels in its development pipeline.  In Greater China, IHG currently has 167 hotels with more than 55,000 rooms open and 149 hotels with just under 50,000 rooms in the pipeline.
IHG expects to recruit around 90,000 new people worldwide across its estate over the next few years and is committed to gender balance throughout its business. We aspire to continue retaining a minimum of 25% female representation on the Board.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news visit www.ihg.com/media, www.twitter.com/ihgplc or www.youtube.com/ihgplc.

For further information, please contact:
Investor Relations (Catherine Dolton / Isabel Green):	+44 (0)1895 512 176
Media Affairs (Joanna James):	+44 (0) 7736 746 524

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 March 2012